EXHIBIT 12

Regions Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(from Continuing Operations)

(Unaudited)

(Amounts in thousands)	March 31		December 31
	2007(1)	2006	2006	2005	2004	2003	2002
Income from continuing operations	$474,076	$299,142	$1,372,521	$962,707	$789,743	$617,438	$599,397
Provision for income taxes from continuing operations	235,908	137,545	619,100	395,860	330,478	239,866	233,371

Income before income taxes from continuing operations	$709,984	$436,687	$1,991,621	$1,358,567	$1,120,221	$857,304	$832,768
Interest on nondeposit interest bearing liabilities	243,398	138,297	660,649	485,029	346,024	314,179	386,636
Interest portion of rent expense from continuing operations	14,237	7,805	35,411	29,606	20,550	13,913	13,783

Total income for computation excluding interest on deposits	967,619	582,789	2,687,681	1,873,202	1,486,795	1,185,396	1,233,187
Interest on deposits	687,459	314,708	1,680,167	1,004,727	496,627	430,353	652,765

Total income for computation including interest on deposits	$1,655,078	$897,497	$4,367,848	$2,877,929	$1,983,422	$1,615,749	$1,885,952

Fixed charges excluding interest on deposits	$257,635	$146,102	$696,060	$514,635	$366,574	$328,092	$400,419
Fixed charges including interest on deposits	$945,094	$460,810	$2,376,227	$1,519,362	$863,201	$758,445	$1,053,184

Ratio excluding interest on deposits	3.76	3.99	3.86	3.64	4.06	3.61	3.08
Ratio including interest on deposits	1.75	1.95	1.84	1.89	2.30	2.13	1.79

Components of fixed charges:
Interest:
Interest on deposits	$687,459	$314,708	$1,680,167	$1,004,727	$496,627	$430,353	$652,765
Interest on nondeposit interest bearing liabilities	243,398	138,297	660,649	485,029	346,024	314,179	386,636

Total interest charges	$930,857	$453,005	$2,340,816	$1,489,756	$842,651	$744,532	$1,039,401

Rental expense	$42,711	$23,414	$106,232	$88,818	$61,650	$41,738	$41,349

Portion of rental expense deemed representative of interest	$14,237	$7,805	$35,411	$29,606	$20,550	$13,913	$13,783

(1)	For purposes of this computation, the recognized interest related to uncertain tax positions for the period ended March 31, 2007 was approximately $24 million.